FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, July 12, 2017 – GPA [B3: PCAR4; NYSE: CBD] announces its sales performance in the second quarter of 2017. All comparisons are with the same period of 2016, except where stated otherwise. In the financial statements of GPA, on 06/30/2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of 11/23/2016, the operations of Via Varejo are treated as discontinued operations. Thus, net sales were retrospectively adjusted as well other profit or loss lines, as determined by IFRS 5/CPC 31 and approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Therefore, the following comments do not include the performance of Via Varejo.

2Q17 SALES

Net Sales of R$10.7 billion, +9.0% vs. 2Q16, driven by:

▪  Solid growth at Assaí of +29.2%, with volume increase offsetting inflation drop

▪  Accelerating growth at the Extra banner, led by Hyper (+7.6% SSS growth vs. 5.4% in 1Q17)

▪  Multivarejo and Assaí continue to gain market share in the quarter (*)

Multivarejo:

- Continuous gains in market share in 2017 compared to 2016 due to commercial initiatives, despite current consumption challenges, lower inflation and unfavorable comparison basis due to the launch of the 1,2,3 commercial action in 2Q16;

- Growth accelerated at Extra Hiper, with same-store sales growth of  7.6% in 2Q17, vs. 5.4% in 1Q17, which supported higher market share levels compared to 2016;

- Notable sequential growth in the non-food category supported by initiatives mainly in mobile, besides general merchandise, household appliances and textiles;

- Launch of the “My Discount” program: personalized promotions generated by a mobile app targeting the approximately 12 million members of loyalty programs;

- Additionally, other initiatives were also implemented or are in process of implementation, to increase customer traffic and sales:

o   New regional commercial actions

o   Mobile bonus: promotional discounts obtained in stores can be converted into pre-paid bonus;

o   Renovations of Pão de Açúcar stores: target to renovate approximately 15-20 stores in the coming quarters.

Assaí:

- Strong growth of 29.2% in total sales, driven by the strong performance of new stores and accelerated same-store sales growth of 13.5% in 2Q17 vs. 12.9% in 1Q17;

- Commercial actions and the banner’s attractiveness resulted in a strong growth in customer traffic, driving volume growth that offset the slowdown in inflation (from 5.2% in 1Q17 to 2.3% in 2Q17);

- The conversions maintained sales at strong levels, delivering an average improvement of around 2.5 times. In the quarter, four stores were inaugurated, three of which were conversions and one was organic.

(*) Multivarejo and Assaí: outperformance of the industry average based on data from Nielsen.

(1)    In 2Q17, adjustment for calendar effects related to Easter and holidays of -60 bps at GPA Food, with -160 bps at Multivarejo and +150 bps at Assaí. In 1H17, the adjustment was +1.1 bps at GPA Food, with +120 bps at Multivarejo and +100 bps at Assaí.

(2)    Includes sales of Extra Hiper stores converted into Assaí, which contributed 60 bps to Food and 160 bps to Assaí. In 1H17, contributed 60 bps and 180 bps respectively.

I. Performance

Multivarejo

Net sales in the quarter came to R$6.4 billion, with same-store sales growth of 1.2%. The highlights were the market share gain in 2017 compared to 2016 and the accelerated growth of Extra Hiper. In the six-month period, net sales amounted to R$12.9 billion, with same-store sales growth of 1.6%.

Total-store sales performance was adversely affected by the closure of stores to be converted into Assaí, and also due to the accelerated tendency of slowdown in inflation in food categories, that in June come to show deflation.

Extra Hiper’s same-store sales grew substantially by 7.6%, driven by the performance of non-food categories, led by initiatives in store-in-store mobile, general merchandise/household appliances (assortment and shopping experience) and textile (model in synergy with Éxito).

The performance of the Supermarket (Extra and Pão de Açúcar) and Proximity (Minimercado Extra and Minuto Pão) formats was also affected by the pressure on customer traffic resulting from changes in consumer habits in light of the economic scenario.

At the end of the quarter, the “My Discount” program was launched, which consists of personalized promotions through a mobile app targeting some 12 million customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners. Segmentation can be made directly by the manufacturer, with the goal of building loyalty and increasing share of wallet.

▪  Mobile bonus: promotional discounts obtained at the store can be converted into double the amount in bonus for pre-paid mobile phones (in pilot phase);

▪  Renovation of Pão de Açúcar stores:  goal of renovating 15 to 20 significant stores in the coming quarters.

Assaí

Net sales amounted to R$4.3 billion, with growth of 29.2% vs. 2Q16. Same-store sales growth accelerated to 13.5% in the quarter, with strong customer traffic expansion and increase in sales volume, offsetting the effect of the slowdown in food inflation (from 5.2% in 1Q17 to 2.3% in 2Q17). In the six-month period, net sales amounted to R$8.3 billion, with growth of 29.0%.

Assaí already accounts for 40.1% of the total net sales of GPA Food, compared to 34.4% in the prior year. The format continues to gain market share, around 400 bps compared to last year, in an expanding market segment.

In the first six months, converted stores maintained their high sales multiple of nearly 2.5 times and profitability in line with that of the overall format and higher than before conversion.

Expansion

In the quarter, we continued to make progress on optimizing the portfolio:

o   Three conversions of Extra Hiper into Assaí (Goiânia T9, Vila Luzita and Carapicuíba) and another 11 stores in the process of conversion. In total, 16 stores will be converted in 2017;

o   Opening of three stores in 2Q17, of which 2 were in the Minuto Pão de Açúcar format and 1 Assaí (another 4 are under construction).

Additionally, Aliados Compre Bem project reached 236 partners.

II. Additional Information

Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into three business units:  Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, in Brazil’s general economic performance, in the industry and in international markets, and therefore are subject to change.

III. Appendix

Glossary

Company’s Business Units: The Company’s business is divided into two segments – Retail and Cash & Carry – grouped as follows:

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company.

Growth and changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 12, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.